UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2007

Diageo plc

(Name of Registrant)

8 Henrietta Place

London W1G 0NB

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-132732 AND 333-110804) OF DIAGEO PLC, DIAGEO CAPITAL PLC, DIAGEO FINANCE BV AND DIAGEO INVESTMENT CORPORATION AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Pursuant to an Agreement of Resignation, Appointment and Acceptance dated as of October 16, 2007 among Diageo, Diageo Capital, Diageo Finance, Diageo Investment, The Bank of New York and Citibank, N.A., Citibank resigned as trustee and The Bank of New York was appointed as successor trustee under the outstanding indentures of Diageo Capital, Diageo Finance and Diageo Investment. Additionally, pursuant to the same agreement Citibank resigned as Exchange Rate Agent and Calculation Agent and The Bank of New York was appointed as successor Exchange Rate Agent and Calculation Agent with respect to our securities, including outstanding securities of Diageo Capital and Diageo Finance. References to Citibank in the Diageo’s Prospectus dated March 27, 2006 under the headings “Risk Factors—General Information regarding Foreign Currency Risks–Currency Conversions May Affect Payments on Some Debt securities”, “Description of Debt Securities and Guarantees”, and “Description of Debt Securities and Guarantees–Floating Rate Debt Securities—How Interest Is Calculated” are hereby replaced with references to The Bank of New York. The corporate trust office of the trustee is no longer located at the address set forth under the heading “Description of Debt Securities—Additional Mechanics—Payment and Paying Agents” in the Prospectus dated March 27, 2006 and is instead located at The Bank of New York, 101 Barclay Street, New York, New York 10286, Attention: Corporate Trust Administration.

Exhibit	Item

Exhibit 25.5	Form T-1 for Diageo Capital plc

Exhibit 25.6	Form T-1 for Diageo Investment Corporation

Exhibit 25.7	Form T-1 for Diageo plc

Exhibit 25.8	Form T-1 for Diageo Finance B.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAGEO PLC
(Registrant)

Date: October 16, 2007	By:	/s/ N.C. Rose
Name: N.C. Rose
Title: CFO